NEWMARKET GOLD ANNOUNCES THE EXERCISE OF WARRANTS,
RECEIVES PROCEEDS OF C$6.6 MILLION

Vancouver, B.C. – February 26, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI) (OTCQX:NMKTF) is pleased to announce that a total of 4,039,120 common share purchase warrants (“the Warrants”) have been exercised at a price of C$1.63 per common share. Proceeds from the exercise of the Warrants were C$6.6M (approximately US$4.9M) and 4,039,120 common shares are to be issued from the Company’s treasury. The additional cash will significantly strengthen the Company’s balance sheet as it is on track to be essentially debt-free by the end of the first quarter of 2016.

Douglas Forster, President & CEO, Newmarket Gold commented: “The combination of proceeds from the warrant exercise of US$4.9 million, the cash on hand as of December 31, 2015 of US$36.5 million and the redemption of all outstanding convertible unsecured debentures by March 30, 2016, has provided Newmarket Gold with an exceptionally strong balance sheet to begin 2016.”

The Warrants were issued in connection with the Company’s public offering of units completed in February 2014, and were to expire on February 27, 2016. As of today, 95% of the outstanding Warrants were exercised.

The Company now has a total of 149,797,179 common shares issued and outstanding as of the close of business on February 25, 2016. In addition to the common shares issued on the exercise of the Warrants, total issued and outstanding common shares reflects the issuance of 9,388,795 common shares on the conversion of C$9.6 million in convertible debentures and the exercise of 423,660 stock options by non-insiders, since January 1, 2016.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
416.847.1847
llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
604.559.8040
rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating operating cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.